

Liu Ye (b. 1964)



6 of Ye's top 10 auction records are paintings created between 1998-2004. Given this trend, we're offering a Painting from what has potential to become Ye's most sought after period.

INVESTMENT THESIS

Initial Offering Price

$1,110,000

Offering Circular

sec.gov

Similar Sales | Record Price | Repeat Sales



$4.0m
$3.0m
$2.0m
$1.0m
$0.0m
05
08
11
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23

Price Appreciation of Similar Works

17.2%

Sharpe Ratio (2006-2022) watch video

Liu Ye	▲0.77
All Art	0.56
S&P 500	0.68

35% Progress

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Liu Ye

(b. 1964)

Why we like this offering

1. Liu Ye creates richly colored representational paintings that draw inspiration from contemporary pop culture and art history. He blends influences from his childhood in China and his art education in Europe.
2. The Artist was one of the top 5 contemporary Chinese artists in sales from the years 2000-2019, leading him to become the first Chinese artist to join the powerhouse David Zwirner International Gallery in March 2019.
3. Judging by the most recent Catalogue Raisonne (2015), Liu Ye has produced no more than 350 canvas paintings over the past 30 years, making him one of the rarer Chinese blue-chip artists, with few of his works to come up at auction.
4. Acting as a bridge between the east and west; Ye draws from myriad influences, including the many classic fairy tales of Hans Christian Andersen and Lewis Carroll as well as the writings of Leo Tolstoy and Vladimir Nabokov. Liu takes a particular interest in modernist art and architecture, and specifically the work of Piet Mondrian.
5. Given the influence of Piet Mondrian on Ye, The Mondrian House in Amersfoort dedicated a large solo show to him in 2016, weaving the Chinese artist into a strong European lineage, and bolstering Liu Ye as an international force in the Art world.
6. Despite his strong European influences, 91.2% of Ye's sales remain in Hong Kong, indicating vast room for discovery of the artist in the rest of the world.
7. The Artwork is representative of his series of paintings that feature a single child standing, frequently in front of artwork. Although the subject in the Artwork does not stand in front of a painting, she dons angel wings as if she were from a classic cherub painting herself.
8. As of June 21, 2023, examples similar to the Painting have achieved prices at auction in excess of $1.4 million and include “The Goddess” (2018), which sold for $3,753,767 in February 2023, and “I am a Soldier”(1999), which sold for $1,429,822 in October 2019.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Artist Metrics

2022 Total Auction Sales	2022 Auction Lots Sold	All Time Record Price
$10,281,680	8	$10,945,690


Average Prices
1.7M
1.3M
839.6K
419.8K
11 12 13 14 15 16 17 18 19 20 21 22


Turnover by Year
43.7M
32.7M
21.8M
10.9M
11 12 13 14 15 16 17 18 19 20 21 22


Lots Auctioned
Sold
Unsold
34
25.5
17
8.5
11 12 13 14 15 16 17 18 19 20 21 22

Initial Offering Price	**$1,110,000**
Offering Circular	sec.gov/edgar

Painting







About Liu Ye

Liu Ye (b. 1964, Beijing, China) paints abstract paintings that contrast the politically-charged works of his Chinese contemporaries. His imaginative paintings feature young children who are often standing next to Mondrian-inspired designs, stuffed animals, and bright, colorful treatments. The artist uses painting as a vehicle to depict his own playful imagination and interests.

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LIU YE

b. 1964, CHINA



$1,110,000

INITIAL OFFERING

17.2% ANNUAL APPRECIATION OF SIMILAR WORKS[1,2]	▲0.77 SHARPE RATIO[3]
33.7% ANNUAL APPRECIATION OF RECORD PRICES[4]	13.6% MEDIAN APPRECIATION OF REPEAT SALES[5]

Acrylic on canvas | 16 × 12 in. (41 × 30 cm.)

Liu Ye (b. 1964, Beijing) is a contemporary Chinese painter who is internationally recognized for his playful portraits of children inspired by his childhood in Cultural Revolution China and art education in Europe.

Liu Ye creates richly colored representational paintings that draw inspiration from contemporary pop culture and art history. He blends influences from his childhood in China and his art education in Europe. Along with the classic fairy tales of Hans Christian Andersen and Lewis Carroll, the writings of Leo Tolstoy and Vladimir Nabokov, Liu takes a particular interest in modernist art and architecture, and specifically the work of Piet Mondrian. The Artwork is representative of his series of paintings that feature a single child standing, frequently in front of artwork. Although the subject in the Artwork does not stand in front of a painting, she dons angel wings as if she were from a classic cherub painting herself. The Artwork is a portrait of a young girl in profile with little angel wings, standing against a solid blue background. The girl is painted in Liu Ye's signature cartoonish style: she has a disproportionately large head, little button nose, short black bob, rosy cheeks, and fisted hand. She wears a simple white blouse tucked into a green skirt that is cropped by the canvas' edge just above her knees. Her white feathered angel wing extends out from her shoulder blades so the tip catches the light just beyond the cast shadow of her bulbous head.

As of June 16, 2023, examples similar in composition, scale, and palette to the Painting have achieved prices at auction in excess of $1.4 million and include "The Goddess" (2018), which sold for $3,753,767 at Christie's in London on February 28, 2023, and "I am a Soldier"(1999), which sold for $1,429,822 at Sotheby's in Hong Kong on October 6, 2019. The Artwork previously sold at auction twice: at Sotheby's in Hong Kong, Lot #853, on October 7, 2012, where it sold for $149,640, and at Christie's in Hong Kong, Lot #127, on October 2, 2021, where it sold for $879,211. Liu Ye is a contemporary Chinese painter who is internationally recognized for his playful portraits of children inspired by his childhood in Cultural Revolution China and art education in Europe.

AS OF JUNE 16, 2023, ALL OF THE ARTIST'S TOP THREE AUCTION RECORDS HAVE ALL BEEN ACHIEVED SINCE 2020, LED BY "BAMBOO BAMBOO BROADWAY" (2011-2012), WHICH SOLD ON JUNE 4, 2021 FOR $12,587,544 (⊠80,500,000), "SMOKE" (2001-2002), WHICH SOLD ON OCTOBER 6, 2019 FOR $6,652,788 (HKD52,182,000), AND "LEAVE ME IN THE DARK" (2008), WHICH SOLD ON JULY 9, 2020 FOR $5,851,162 (HKD45,348,000).

Liu's compelling paintings have been exhibited in galleries and institutions internationally, and were featured in the 7th Shanghai Biennale in 2008, the 54th Venice Biennale in 2011, and the 57th Venice Biennale in 2017. His paintings are also held in the permanent collections of premier institutions, including the Long Museum, Shanghai, M+ Sigg Collection, Hong Kong, Shanghai Art Museum, Today Art Museum, Beijing; and the Yuz Museum, Shanghai. In 2020, Liu signed on with the international mega-gallery David Zwirner. As of June 16, 2023, all of the artist's top three auction records have all been achieved since 2020, led by "Bamboo bamboo broadway" (2011-2012), which sold on June 4, 2021 for $12,587,544 (80,500,000), "Smoke" (2001-2002), which sold on October 6, 2019 for $6,652,788 (HKD52,182,000), and "Leave me in the dark" (2008), which sold on July 9, 2020 for $5,851,162 (HKD45,348,000).

AUCTION RESULTS FOR SIMILAR WORKS [1,2]


$4M
$3M
$2M
$1M
2005
2006
2008
2009
2010
2012
2013
2014
2016
2017
2019
2020
2021
2023

Liu Ye (b. 1964, Beijing) is a contemporary Chinese painter who is internationally recognized for his playful portraits of children inspired by his childhood in Cultural Revolution China and art education in Europe. Liu began his art education in Beijing, where he studied mural painting at the Central Academy of Fine Arts and industrial design at the School of Arts & Crafts between 1984 and 1989. He then moved to Europe and received his degree from the University of Fine Arts in Berlin in 1994. While abroad, the artist also participated in artist residencies at the Rijksakademie in Amsterdam and the Delfina Studios in London. Liu's vibrant paintings draw inspiration from his Eastern and Western experience of the world, along with the classic fairy tales of Hans Christian Andersen and Lewis Carroll, the writings of Leo Tolstoy and Vladimir Nabokov, and modernist art and architecture, with a particular interest in the work of Piet Mondrian. He synthesizes his influences to create compositions that strike a balance between playful imagination and rational thought. After six years living in Europe, Liu returned to Beijing, where he continues to live and work.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The chart below captures the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Liu Ye with the following criteria: works measuring from 10 by 10 inches to 24 by 24 inches that feature single figures on neutral backgrounds. The set excludes atypical works: Mondrian series, nudes, and works with animals. The set includes two previous sales of the Artwork. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 17.2% CAGR implied from selected sales occurring from October 24, 2005 to February 28, 2023.

3. The risk-adjusted appreciation, otherwise known as "Sharpe Ratio", can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Liu Ye has a risk-adjusted appreciation of 0.77. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources. Volatility represents the variation in the historical returns or price appreciation (depreciation) of an asset class over a set period of time. Higher volatility generally means more risk, and lower volatility generally means less risk, although volatility should not be considered a proxy for risk. This risk-adjusted appreciation metric should be considered in connection with other performance metrics, including the estimated historical CAGR implied from selected comparable sales.

4. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Liu Ye have a record price compound annual growth rate ("CAGR") of 33.7% from May 4, 1995 to December 31, 2022. This calculation is based on (i) a record price of $3,557 on May 4, 1995, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $10,945,690, the most recent record price as of December 31, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

5. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist's market over time. The median repeat sale pair appreciation for Liu Ye is 13.6%, which is based on 22 repeat sales during the time period beginning on the first purchase price date for the artist's earliest repeat sales pair, which in the case of Liu Ye was November 21, 2006 and ending on the last date a repeat sale occurred for such artist, which in the case of Liu Ye was December 13, 2022. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.

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